EXHIBIT 99.1

Brookfield Renewable Completes Acquisition of TerraForm Global

Transaction adds 952 megawatts of solar and wind to Brookfield’s Diversified Renewable Power Portfolio; Establishes Foothold in Attractive Growth Markets

All amounts in U.S. dollars unless otherwise stated

Investment Highlights:

  Acquisition adds 952 megawatts of solar and wind to Brookfield Renewable’s global portfolio
  High quality revenue streams underpinned by long-term contracts with creditworthy off-takers and an average remaining power purchase agreement (PPA) term of 17 years
  Expands Brookfield Renewable’s presence in Brazil and establishes foothold in attractive, high-growth renewables markets, India and China
  Post funding, Brookfield Renewable will have over $1.3 billion of liquidity

BROOKFIELD, NEWS, Dec. 28, 2017 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that, together with its institutional partners, it has closed the previously-announced acquisition of 100% of TerraForm Global Inc. (“TerraForm Global”), a globally diversified renewable power portfolio, for a total net investment of $750 million.  Brookfield Renewable’s total net investment of $230 million was funded from available liquidity giving it a 31% interest.

TerraForm Global owns and operates a high quality, 952 megawatt portfolio of recently constructed, contracted solar and wind assets located predominantly in Brazil, India and, China.  TerraForm Global’s cash flows are underpinned by long-term contracts with creditworthy off-takers and an average remaining PPA term of 17 years.

“We are pleased to strengthen our global portfolio of high quality renewable power assets with the addition of these premier solar and wind facilities,” said Sachin Shah, CEO of Brookfield Renewable.  “This transaction expands our presence in Brazil and provides a platform for further growth in India and China’s attractive, high-growth renewables markets.”

The investment is expected to contribute approximately $35 million of annual FFO to Brookfield Renewable on a run-rate basis.

The Class A shares of TerraForm Global common stock will be delisted from the Nasdaq Stock Market, with trading suspended as of close of business today, and the assets of TerraForm Global will be integrated into Brookfield Renewable’s global renewable power portfolio.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 16,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over US$265 billion of assets under management.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “grow”, “expect”, “expand” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and TerraForm Global’s businesses, the expectation for future growth of cash flows and Funds From Operations (“FFO”), the availability of liquidity and the growth prospects of certain segments of the renewable power market. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include weather conditions and other factors which may impact generation levels at our facilities; economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; our lack of control over all of our operations and subsidiaries; our lack of access to all renewable power acquisitions that Brookfield Asset Management Inc. identifies; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and, if applicable, integrate new acquisitions and to realize the benefits of such acquisitions including the acquisition of TerraForm Global; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Funds From Operations (“FFO”), which is not a generally accepted accounting measure under IFRS and therefore may differ from the definition of Funds From Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Funds From Operations should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.